Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 Tel. 215.963.5000 Fax: 215.963.5001 www.morganlewis.com

Howard L. Meyers
215.963.5536

hmeyers@morganlewis.com

June 11, 2009

SENT BY FAX AND EDGAR

Bob Carroll

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-7010

Re:          Buckeye Partners, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 2, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009 Filed May 6, 2009
File No. 1-09356

Dear Mr. Carroll:

This letter is being submitted in response to comments provided by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter to Keith E. St.Clair, Chief Financial Officer of Buckeye GP LLC (the “General Partner”), the general partner of Buckeye Partners, L.P. (the “Partnership”), dated May 29, 2009, with respect to the Partnership’s Form 10-K for the fiscal year ended December 31, 2008 and Form 10-Q for the quarter ended March 31, 2009.  We have been authorized by the General Partner to provide the responses contained in this letter on behalf of the Partnership.

For your reference, we set forth each comment in italicized typeface and include each response below the relevant comment in regular typeface.

Form 10-K for the Fiscal Year Ended December 31, 2008

Directors of Buckeye GP, page 124

Executive Officers of Buckeye, page 126

1.                                      We note particular ambiguities in the following biographical sketches:

•                                          Mr. Wylie (employment from November 2006 up to June 25, 2007);

•                                          Mr. Hobbs (months and years of employment prior to October 1, 2007);

•                                          Mr. Richard (months and years of employment prior to February 17, 2009);

•                                          Mr. Smith (employment from May 2003 up to June 2004); and

•                                          Mr. St. Clair (employment from “mid-2005” up to January 2006.

Please supplementally provide us with modified disclosure that includes the specific information required by Item 401(e) of Regulation S-K.  Revise your disclosure as necessary to provide the month and year for each position held by each director and executive officer during the past five years and the name and principal business of each such employer, and eliminate all gaps and ambiguities in that regard.

The Partnership believes that its disclosure complied with the requirement of Item 401(e) to disclose “each person’s principal occupations and employment during the past five years,” but agrees such disclosure could be improved in the future by providing dates. The disclosure for Messrs. Hobbs and Richard does, in fact, describe such Directors’ principal occupations during the past five years, even though it did not include specific dates. For Messrs. Wylie and Smith, the gaps noted occurred during times when such officers were private investors, not employed by an employer. In order to explicitly cover all time periods, however, the Partnership proposes to revise its future disclosures, as appropriate, as set forth below (in “redline” format to facilitate your review).

Name, Age and Present Position with General Partner	Business Experience during Past Five Years
Forrest E. Wylie, 45 Chairman of the Board, Chief Executive Officer and Director*

Mr. Wylie was named Chairman of the Board, Chief Executive Officer and a director of Buckeye GP on June 25, 2007. Mr. Wylie was also named Chairman of the Board, Chief Executive Officer and a director of the general partner of BGH on June 25, 2007. Mr. Wylie was also the President of Buckeye GP and the general partner of BGH from June 25, 2007 until he resigned, solely from such positions on October 25, 2007. Prior to his appointment, he served as Vice Chairman of Pacific Energy Management LLC, an entity affiliated with Pacific Energy Partners, L.P., a refined product and crude oil pipeline and terminal partnership, from March 2005 until Pacific Energy Partners, L.P. merged with Plains All American, L.P. in November 2006. Mr. Wylie was President and Chief Financial Officer of NuCoastal Corporation, a midstream energy company, from May 2002 until February 2005. From November 2006 to June 25, 2007, Mr. Wylie was a private investor. Mr. Wylie currently serves on the Board of Directors of Eagle Bulk Shipping Inc., Coastal Energy Company and Cross Inc., a private company.

C. Scott Hobbs, 55

Mr. Hobbs became a director of Buckeye GP on October 1, 2007. ~~He is currently~~From April 2006 to the present, he has been the owner of Energy Capital Advisors, LLC, a consulting firm in the energy industry. From

Director†

January 2005 through March 2006, Mr. Hobbs was ~~previously~~ Executive Chairman of Optigas, Inc., a private midstream gas gathering and processing company, and, from January 2004 through February 2005, he was President and Chief Operating Officer of KFX, Inc. (now Evergreen Energy, Inc.), a public company that provides clean coal technologies. For almost 24 years, Mr. Hobbs worked for the Coastal Corporation with his last position there being Chief Operating Officer of Colorado Interstate Gas Co. and its Rocky Mountain affiliates. Mr. Hobbs is currently a director of American Oil and Gas Inc. where he serves on the Audit, Compensation and Governance committees. He is also a director of CVR Energy, Inc, where he serves on the Audit Committee.

Oliver G. “Rick” Richard, III, 56 Director†

Mr. Richard became a director of Buckeye GP on February 17, 2009. ~~He is currently~~For the past five years he has been the owner and president of Empire of the Seed LLC, a private consulting firm in the energy and management industries, as well as the private investments industry, and is currently Chairman of ~~CleanfuelsUSA~~Cleanfuel USA, an alternative vehicular fuel company. Mr. Richard served as Chairman, President and Chief Executive Officer of Columbia Energy Group (~~“~~“Columbia Energy~~“~~”) from April 1995 until Columbia Energy was acquired by NiSource Inc. in November 2000. Mr. Richard was appointed by President Reagan and confirmed by the United States Senate to the Federal Energy Regulatory Commission, serving from 1982 to 1985. Mr. Richard also serves as a director of the general partner of BGH.

Clark C. Smith, 54 President and Chief Operating Officer

Mr. Smith became President and Chief Operating Officer of Buckeye GP on February 17, 2009 and has served the general partner of BGH in the same capacity since February 17, 2009. From June 2004 through June 2007, Mr. Smith served as Managing Director of Engage Investments, L.P., a private company established to provide consulting services to, and to make equity investments in, energy-related businesses. Mr. Smith was Executive Vice President of El Paso Corporation and President of El Paso Merchant Energy Group, a division of El Paso Corporation, from August 2000 until May ~~2003.~~ 2003, and a private investor from May 2003 to June 2004. Mr. Smith served on the Board of Directors of Buckeye GP from October 1, 2007 through February 17, 2009.

Keith E. St.Clair, 52 Senior Vice President and Chief Financial Officer

Mr. St.Clair became Senior Vice President and Chief Financial Officer of Buckeye GP on November 10, 2008 and has served the general partner of BGH in the same capacity since November 10, 2008. Prior to his appointment, he served as Executive Vice President and Chief Financial Officer of Magnum Coal Company, one of the largest coal producers in Central Appalachia, from January 2006 until its sale to Patriot Coal Corporation in July 2008, after which he continued as an independent financial consultant to Patriot through October 2008. Mr. St.Clair was Senior Vice President and Chief Financial Officer of Trade-Ranger, Inc, a global business-to-business marketplace for electronic procurement and supply chain management for the oil and gas industry, from March 2002 until its sale in ~~mid- 2005~~.May 2005, after which he continued as an independent financial consultant to Trade-Ranger until January 2006. Mr. St.Clair is a certified public accountant.

Our Compensation Philosophy, page 131

2.                                      We note your disclosure of an “executive compensation scheme” and your “most important performance metric.”  With regard to your compensation scheme and performance metrics, please supplementally provide us with modified disclosure that includes the specific information required by paragraphs (1)(iii)-(vi) and (2)(v)-(vii) of Item 402(b) Regulation S-K.

In 2007 and 2008, the Partnership’s executive compensation program was admittedly complex. The Partnership’s general partner is owned by Buckeye GP Holdings L.P. (“BGH”), which is itself a publicly traded partnership. Due to a longstanding arrangement between the Partnership and BGH, compensation of the Partnership’s named executive officers was bifurcated between these two public partnerships, with each having its own Compensation Committee. The four most highly compensated executives were paid by BGH, and the remaining executives were paid by the Partnership (of which executives the only named executive officer in 2008 was Mr. Powers).

As discussed in the Partnership’s 2007 Form 10-K, as of October 1, 2007, every member of the board of directors of the General Partner changed from the board of directors which began 2007 as a result of a change in the indirect majority owner of BGH.  The General Partner’s “new” board formed a Compensation Committee, which, in connection with the preparation of the 2007 Form 10-K, articulated a compensation philosophy for the Partnership as follows (from the Partnership’s 2007 and 2008 Forms 10-K):

We believe the most effective compensation schemes for companies like us emphasize pay-for-performance for their named executive officers. Our executive compensation scheme needs to be able to attract, retain and motivate skilled and experienced executives who can grow our business while maintaining our high standards of customer service and safety. The most important performance metric for us is whether our executives can increase our quarterly distributions to our Unitholders. The best way to motivate our executive officers to achieve this goal is to offer both short and long-term incentives, and the best way to align our executives’ interests with those of our Unitholders is to use both cash and equity awards to provide those incentives.

As described in the Partnership’s Compensation Discussion and Analysis for 2008, the Compensation Committee was aware in late 2007 that, due to historical factors relating to the Partnership’s structure, the Partnership was bound by a compensation framework that prevented the Committee from implementing a program consistent with its philosophy. Under this framework, the majority of the Partnership’s named executive officers were compensated by BGH, over which the Partnership’s Compensation Committee had no control. Further hindering the efforts of the Partnership’s Compensation Committee was the fact that the Partnership’s incentive plans, the Annual Incentive Plan and Unit Option and Distribution Equivalent Plan, specifically excluded most of the Partnership’s named executive officers.

As disclosed in the Partnership’s 2008 Form 10-K, the Partnership’s Compensation Committee undertook a year-long process to restructure the Partnership’s executive compensation. During the negotiation of the restructuring, the Partnership and BGH Compensation Committees made only one compensation decision — to freeze the compensation program until the restructuring was achieved. As a result, the compensation discussion in the 2008 Form 10-K makes clear that the Committee did not implement its expressed compensation philosophy and did not award any compensation based on performance metrics or any other factors.

It is with reference to the foregoing background that the Partnership provides specific responses below to the Item 402 paragraphs the Staff requested (for this section of the response, quoted portions of Item 402 of Regulation S-K appear in italics).

Item 4.02(b)(1).  Discuss the compensation awarded to, earned by, or paid to the named executive officers. The discussion shall explain all material elements of the registrant’s compensation of the named executive officers. The discussion shall describe the following:

(iii)  each element of compensation;

We note that the Partnership’s Compensation Discussion and Analysis does discuss each element of named executive officer compensation. See the discussion following the heading “Types of Compensation in 2008” beginning on page 132.

(iv)  Why the registrant chooses to pay each element;

(v)  How the registrant determines the amount (and, where applicable, the formula) for each element to pay; and

(vi)  How each compensation element and the registrant’s decisions regarding that element fit into the registrant’s overall compensation objectives and affect decisions regarding other elements.

As noted above, the Compensation Committees’ only decision was to pay the same compensation as the prior year while they focused on restructuring the compensation program for the future. As stated on page 132 of the Partnership’s 2008 Form 10-K:

During the negotiation of the restructuring, which took almost twelve months to complete and frequently required multiple committee meetings per month, the Compensation Committee of BGH’s general partner did not make changes to the base salaries of Messrs. Wylie, Muther or Gustafson. After considering whether to adjust the salaries of Messrs. Wylie, Muther and Gustafson, the BGH Compensation Committee elected not to adjust such base salaries primarily because the salaries were adequate in that they were sufficient to retain such executive officers and following the restructuring, BGH would no longer be responsible for the payment of such salaries. Likewise, in 2008 the BGH Compensation Committee considered the various other elements of compensation paid to these named executive officers and, in light of the restructuring, determined reevaluation of the appropriateness or amounts of such various other elements of compensation, and reexamination of the effects each element has on the others was not in order for 2008.

The one exception to the above was the increase in salary for Mr. Powers, which is discussed in response to Comment #3 below.

Item 402(b)(2).  While the material information to be disclosed under Compensation Discussion and Analysis will vary depending upon the facts and circumstances, examples of such information may include, in a given case, among other things, the following:

(v)  What specific items of corporate performance are taken into account in setting compensation policies and making compensation decisions;

(vi)  How specific forms of compensation are structured and implemented to reflect these items of the registrant’s performance, including whether discretion can be or has been exercised (either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout), identifying any particular exercise of discretion, and stating whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s);

As stated above, compensation in 2008 was not based on any items of corporate performance, but was based solely on the prior year’s amount. As a result, disclosure pursuant to this paragraph was not possible.

(vii)  How specific forms of compensation are structured and implemented to reflect the named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account;

As stated above, the Compensation Committees did not determine any executive officer compensation based on Partnership or individual performance. As a result, disclosure pursuant to this paragraph was not possible.

Please see the response to Comment #3 below for a discussion of the Partnership’s future compensation disclosure, which will reflect the additional analysis undertaken by the Partnership’s Compensation Committee in determining 2009 compensation for named executive officers.

Compensation Restructuring, page 132

3.                                      We note your disclosure that Mr. Powers’ salary was increased “based solely on the increase in his responsibilities” as acting CFO.  Notwithstanding that the “various other elements” of his compensation were not reevaluated or examined, please supplementally provide us with modified disclosure that includes each element taken into account when determining Mr. Powers’ compensation, as required by Item 402(b)(2)(vii) of Regulation S-K.

Item 402(b)(2)(vii) requires disclosure of:

(vii) How specific forms of compensation are structured and implemented to reflect the named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account;

As noted, Mr. Powers’ increase in salary, which was determined in early 2008, was based solely on an increased workload. Mr. Powers had been the Partnership’s Controller for several years and was asked to take on the additional responsibility of being the Acting Chief Financial Officer in late 2007.  Mr. Powers’ salary was not “structured” to reflect the performance of either Mr. Powers or the Partnership, and, as noted in the disclosure, no other element or performance was taken into account when setting the amount. Accordingly, disclosure specifically responsive to the paragraph noted above is not possible.

With respect to the Staff’s Comments #2 and #3, it is important to point out that the Partnership’s compensation restructuring is now complete. The bifurcated system has been eliminated, the Partnership’s Compensation Committee has the authority to make all executive compensation decisions for the Partnership’s named executive officers, and those officers are eligible to participate in newly formed incentive plans. Also, the Compensation Committee of BGH has been dissolved. To date in 2009, the Partnership’s Compensation Committee has held numerous meetings and has almost completed establishing a comprehensive compensation framework that consists of salary and various cash and equity incentive award opportunities, as well as participation in basic employee benefit plans. The Partnership’s Compensation Committee has designed each element to serve a purpose as part of the overall program. The Partnership undertook the compensation restructuring to enable it to implement many of today’s best practices, and it expects the compensation disclosure that will appear in its 2009 Form 10-K will show that it has achieved that goal.

Form 10-Q for the quarterly period ended March 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

EBITDA and Adjusted EBITDA, page 23

4.                                      Based on your disclosure in management’s discussion and analysis as well as in the segment information footnote on page 21, we note EBITDA and Adjusted EBITDA are now the primary measures used by senior management to evaluate your operating results and to allocate your resources on a total consolidated and segment level.  We also note your limited disclosure related to EBITDA and Adjusted EBITDA in your comparison of consolidated results for first quarter of 2009 versus first quarter of 2008 on page 25.  Please tell us why EBITDA and Adjusted EBITDA are not discussed in more detail within the disclosure related to each of your reportable segments in management’s discussion and analysis, if they are now considered primary measures in evaluating your operating results.

As noted in the disclosure provided in the Quarterly Report on Form 10-Q, the revision of the Partnership’s internal management reports to provide senior management more information about EBITDA and Adjusted EBITDA occurred during the first quarter of 2009.  The intent was to fully address the components of EBITDA and Adjusted EBITDA by explaining the causes of fluctuations in the more significant components of those measures: net income and interest expense.  The Partnership did this by addressing, on page 25 of the first quarter 2009 Form 10-Q, the Partnership’s changes in consolidated revenues and costs that resulted in the differences between the Partnership’s net income for the first quarter of 2009 and the first quarter of 2008 and then discussing such changes at the segment level on the following pages.  The Partnership also explained the significant causes of changes in interest expense on a consolidated level on page 25 of the first quarter 2009 Form 10-Q.  As the Staff suggests, the Partnership intends to include more detailed disclosure related to EBITDA and Adjusted EBITDA in its comparison of consolidated results and segment results in its future filings, beginning with its second quarter 2009 Form 10-Q. EBITDA and Adjusted EBITDA are the same measure in all segments except for the Natural Gas Storage segment as noted on page 24 of the first quarter 2009 Form 10-Q.

For your reference the Partnership provides the following example of intended disclosure for the Pipeline Operations segment, which begins with the disclosure that was contained in the Partnership’s Form 10-Q for the quarter ended March 31, 2009 and adds an additional paragraph (in “redline” format to facilitate your review):

Pipeline Operations:

Revenue from the Pipeline Operations segment was $99.2 million in the first quarter of 2009, which is an increase of $2.8 million or 2.9% from the corresponding period in 2008. This overall increase was driven by increased transportation and settlement revenue of $8.5 million that was significantly offset by a decrease in product sales of $5.9 million. The increase in transportation revenue resulted from three tariff increases, which totaled 7.3% that were implemented on May 1, 2008, July 1, 2008 and January 1, 2009.  The benefit of the tariff increases was partially offset by reduced transportation volumes of approximately 1% in 2009 as compared to 2008.  The decreased product sales were caused by reduced product volumes sold to a wholesale distributor.

Costs and expenses, excluding depreciation and amortization, were $44.7 million for the Pipeline Operations segment in the first quarter of 2009, which is a decrease of $5.8 million from the corresponding period in 2008. This overall decrease was driven primarily by reduced costs of product sales of $5.8 million as noted above, along with reduced pipeline integrity expenses of $2.0 million. These expense reductions were offset primarily by an increase in environmental remediation expense of $1.5 million.

Operating income of $44.9 million in the first quarter of 2009 increased by $8.2 million from $36.7 million in the first quarter of 2008 as a result of the items discussed in the preceding two paragraphs as well as an increase in depreciation and amortization of $0.3 million.  Adjusted EBITDA from the Pipeline Operations segment of $55.8 million in the first quarter of 2009 increased by $8.3 million from $47.5 million in the first quarter of 2008 as a result of the items discussed above in the preceding two paragraphs as well as a $0.3 million decrease in equity income and other expenses during the first quarter of 2009 as compared to the first quarter of 2008.

Energy Services, page 28

5.                                      We note you believe the most relevant statistic in analyzing results for the Energy Services segment is gross margin.  Please tell us how this reconciles to your disclosure that EBITDA and Adjusted EBITDA are now the primary measures used by senior management to evaluate your operating results by segment.  If gross margin is the most relevant statistic in analyzing results for the Energy Services segment, tell us why this measure of profit or loss is not included in your segment footnote as required by paragraph 25 of SFAS No. 131.

Further, it appears the gross margin for Energy Services is a segment measure that has been adjusted and may be considered a non-GAAP measure.  Please tell us your evaluation of Energy Services gross margin as a non-GAAP measure under the guidance of Item 10(e) of Regulation S-K.  Please tell us and disclose how to reconcile Energy Services gross margin to its nearest GAAP measure, operating income.

By including the gross margin information to which you refer, the Partnership was attempting to fully disclose the factors relevant to understanding the results of the Energy Services segment, which is in the business of the wholesale distribution of refined petroleum products. The intent was not to weigh the importance of gross margin versus EBITDA and Adjusted EBITDA, but rather to describe another useful factor in understanding the results of this particular segment.  EBITDA and Adjusted EBITDA are the primary measures used by the Partnership’s senior management to evaluate the Partnership’s consolidated operating results and operating results by segment.  In future filings the Partnership will not include this non-GAAP measure disclosure, but will rather focus on the fluctuations in EBITDA and Adjusted EBITDA for the Energy Services segment.

The Partnership’s acknowledgement of its responsibility for its disclosures, in the form requested by the Commission, signed by Keith E. St.Clair, Senior Vice President and Chief Financial Officer, accompanies this response.

Please contact the undersigned at 215-963-5536 if you should have any additional questions or comments with regard to these responses.

Sincerely,

HOWARD L. MEYERS

Howard L. Meyers

cc:	Mr. Keith E. St.Clair
William H. Schmidt, Jr., Esquire

BUCKEYE PARTNERS, L.P.

One Greenway Plaza
KEITH E. ST.CLAIR	Suite 600
Senior Vice President & CFO	Houston, Texas 77046
(832) 615-8674	Tel (832) 615-8600
E-Mail: kstclair@buckeye.com	Fax (832) 615-8602

June 11, 2009

SENT BY FAX AND EDGAR

Bob Carroll

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-7010

Re:	Buckeye Partners, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 2, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009 Filed May 6, 2009
File No. 1-09356

Dear Mr. Carroll:

In connection with the comment letter, dated May 29, 2009, sent by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), with respect to the Buckeye Partners, L.P. (the “Partnership”) Form 10-K for the fiscal year ended December 31, 2008 and Form 10-Q for the quarterly period ended March 31, 2009, the Partnership hereby acknowledges:

•                  the Partnership is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have authorized our counsel, Morgan, Lewis & Bockius LLP, to prepare and submit, on behalf of the Partnership, a response to your specific comments.

Sincerely,

BUCKEYE PARTNERS, L.P.

By: Buckeye GP LLC, its general Partner

By:	KEITH E. ST.CLAIR
Name:	Keith E. St.Clair
Title:	Chief Financial Officer